

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 17, 2007

J. Patrick Robinson
Chief Financial Officer
Newell Rubbermaid, Inc.
10 B Glenlake Parkway, Suite 300
Atlanta, Georgia 30328

> **Re:** **Newell Rubbermaid, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 1-9608**

Dear Mr. Robinson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Critical Accounting Policies, page 30

1. We note that your goodwill balance has increased from 35.7% of your total assets as of December 31, 2005 to 38.6% of total assets as of December 31, 2006. Given this increase, we have reconsidered your proposal provided in your response letter dated September 26, 2006 to only provide sensitivity disclosures related to asset impairments for operating units with estimated fair values that nominally exceed carrying value (e.g. 10% or less). In light of your significant goodwill balance, we believe that your current disclosures are too general to

provide investors with sufficient information about management's insights and assumptions with regard to how you determine whether goodwill is impaired. Please expand your goodwill critical accounting policy in future filings to disclose and analyze the significant assumptions used in estimating the fair value of your operating units. See Section 5 of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Description of Business and Significant Accounting Policies, page 42

2.   We read in the business section and risk factors that you are implementing a new SAP global information platform. Given the significance of the related costs, tell us what consideration you gave to disclosing your accounting policy for these software development costs.

Footnote 19 -- Industry Segment Information, page 71

3.   We note that in the fourth quarter of 2006 you combined your Cleaning & Organization and Home Fashion segments as these businesses "produce products that are used in and around the home". This seems to be an overly broad view of product similarity. Please help us to better understand how drapery hardware and window treatment (products previously in your Home Fashion reportable segment) are similar to cleaning, refuse, home storage, indoor/outdoor organization and food storage (products related to your Cleaning & Organization reportable segment). Please identify for us each operating segment in your previous Cleaning & Organization and Home Fashion reportable segments. Address for us how each of these operating segments meet the aggregation criteria set forth in paragraph 17 of SFAS 131. Provide for us the sales and gross profit trends for each of these operating segments for the last five years. Address for us any inconsistencies in the trends they depict such that we may fully understand the appropriateness of combining these two previously separate reportable segments. In this regard, we note that the operating income as a percentage of sales was decreasing in the Home Fashion reportable segment during fiscal year 2003 through 2005 and increasing for the Cleaning and Organization reportable segment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Jeanne Baker at (202) 551-3691, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief